Christopher J. Zimmerman, Esq.

czimmerman@stradley.com

(202) 419-8402

May 8, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin, Esq.

Re:	NexPoint Healthcare Opportunities Fund

Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2

File No. 333-209932

Dear Ms. Larkin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NexPoint Healthcare Opportunities Fund (the “Trust) hereby requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-209932) so that it will become effective on May 8, 2018 or as soon thereafter as practicable.

Sincerely,

/s/ Christopher Zimmerman
Christopher Zimmerman, Esq.